Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Year Ended December 31,
	2008		2007		2006		2005	2004
	(Dollars in thousands, except ratios)

Earnings:
Pretax income excluding income or loss from equity investments	$395,096		$156,210		$264,261		$6,864	$105,435
Adjustments:
Fixed charges	99,562		103,251		87,402		85,044	68,825
Distributed income from equity investments	2,167		1,672		—		—	17,678
Capitalized interest, net of amortization	(8,351)		(16,849)		(14,578)		(4,248)	(162)
Arch Western Resources, LLC dividends on preferred membership interest	(107)		(85)		(96)		(96)	(96)

Total earnings	$488,367		$244,199		$336,989		$87,564	$191,680

Fixed charges:
Interest expense	$76,139		$74,865		$64,364		$72,409	$62,634
Capitalized interest	11,703		17,967		14,807		4,248	162
Arch Western Resources, LLC dividends on preferred membership interest	107		85		96		96	96
Portions of rent which represent an interest factor	11,613		10,334		8,135		8,291	5,933

Total fixed charges	99,562		103,251		87,402		85,044	68,825
Preferred stock dividends	12		219		378		15,579	7,187

Total fixed charges and preferred stock dividends	$99,574		$103,470		$87,780		$100,623	$76,012

Ratio of earnings to combined fixed charges and preference dividends	4.90	x	2.36	x	3.84	x	(a )	2.52	x

(a)	Combined fixed charges and preference dividends exceeded earnings by $13.1 million for the year ended December 31, 2005.